UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549






                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                          (Amendment No.        )




                    MICROENERGY, INC.
                             (Name of Issuer)


           Series A Cumulative Preferred Stock
                      (Title of Class of Securities)


                          594912
                              (CUSIP Number)


CUSIP No.   594912          13G     Page    2   of    4   Pages

1.Name of Reporting person
  SS or IRS Identification No. of above person

     Robert Fanella
     ###-##-####

2.Check the appropriate line if a member of a group
                              (a)
                              (b)

3.SEC use only

4.Citizenship or place of birth
     USA


               5. Sole Voting Power
  Number of         175,000
   Shares
Beneficially   6. Shared Voting Power
  Owned by          --
    Each
  Reporting    7. Sole Dispositive Power
   Person           175,000
    With
               8. Shared Dispositive Power
                    --

9.Aggregate amount beneficially owned by each reporting person
     175,000

10.Check line if the aggregate amount in row (9) excludes certain shares


11.Percent of class represented by amount in row 9
     20.7%

12.Type of reporting person
     IN                                      Page  3  of  4

Item 1(a) Name of Issuer:

          MicroENERGY, Inc.

Item 1(b) Address of Issuer's Principal Executive Office:

          350 Randy Road
          Carol Stream, IL 60188

Item 2(a) Name of Person Filing:

          Robert J. Fanella

Item 2(b) Address of Principal Business Office:

          350 Randy Road
          Carol Stream, IL  60188

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Series A Cumulative Preferred Stock

Item 2(e) CUSIP Number:

          594912

Item 3    Not Applicable.

Item 4    Ownership:

          (a) Amount Beneficially Owned (as of December 31,
              1996):  175,000 shares.

          (b) Percent of Class:    20.7%

          (c) Number of shares as to which such person has:
               (i) sole power to vote or to direct the vote
                   175,000

              (ii) shared power to vote or to direct the vote


             (iii) sole power to dispose or to direct the
                   disposition of 175,000

              (iv) shared power to dispose or to direct the
                   disposition of




Item 5    Ownership of Five percent or Less of a Class:

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8    Identification and Classification of members of the         Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          Not applicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 29, 1997

                              Robert J. Fanella